UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 29, 2019

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 1. Entry into a Material Definitive Agreement

ENGAGEMENT AGREEMENT.

On April 26, 2019, NMS Capital Advisors, LLC (“Investment Bank” or “NMS”), a registered broker dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (“FINRA”), terminated its Engagement Agreement dated March 20, 2018 with Med-X, Inc., a Nevada corporation (Med-X”), to act as Med-X’s exclusive financial advisor and placement agent. On April 29, 2019, Med-X executed a new Engagement Agreement (the “Agreement”) with NMS to act as Med-X’s exclusive financial advisor and selling agent with respect to any future Med-X Regulation A+ Tier 2 Offerings (the “Offering”) upon the expiration of Med-X’s current Regulation A+ Tier 2 Offering which expires on June 29, 2019.

The initial term of the Agreement shall extend for a period of six (6) months and shall extend for additional consecutive six-month periods as set forth in the Agreement. Med-X will pay NMS as compensation for acting as selling agent (i) a non-refundable retainer fee in the amount of $20,000, (ii) 30,000 shares of common stock of Med-X, and (iii) a commission equal to up to 8% of the aggregate gross proceeds received by Med-X in the Offering.

The foregoing description of the terms of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Agreement, which is filed herewith as Exhibit 6.7 and is incorporated herein by reference.

Item 9. Exhibits

Exhibit Number	Description

6.7	Engagement Agreement dated April 29, 2019, between Med-X, Inc., and NMS Capital Advisors, LLC

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of issuer as specified in its charter)

Date: May 1, 2019
/s/ Matthew Mills
Matthew Mills, President

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